January 28, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File	Nos. 033-159992; 811-22309

Dear Mr. Newman:

Pursuant to your request, this letter provides responses to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., and to Sean Graber, of Morgan Lewis & Bockius, LLP on January 3, 2014 in connection with your review of Post-Effective Amendment No. 11 (“PEA 11”) and Amendment No. 13 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on November 8, 2013 via PEA 11 for the purposes of registering the Transparent Value Small-Cap Fund (the “Fund”), a new series of the Registrant.

Set forth in the numbered paragraphs below are your comments of January 3, 2014 to PEA 11, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

1)	Comment: In connection with submitting your response to Staff comments, please provide, in writing, a statement from the company acknowledging that (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see Registrant’s response as set forth in Appendix A, attached hereto.

Prospectus

2)	Comment: With respect to the Annual Fund Operating Expenses table, please either add a caption for Acquired Fund Fees and Expenses or indicate in your response that you do not anticipate acquired fund fees and expenses exceeding 0.01% of average net assets.

Response: The Registrant does not anticipate that expenses attributable to the Fund’s investments in “Acquired Funds” (as defined in Form N-1A) will exceed 0.01% for the current fiscal year. Therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the separate “Acquired Fund Fees and Expenses” subcaption will not be included in the Annual Fund Operating Expenses table.

3)	Comment: The second footnote to the Annual Fund Operating Expenses table states that “If, at any point, Total Annual Fund Operating Expenses (not including Excluded Expenses) are below the contractual caps, the Adviser is entitled to be reimbursed by the Fund in an annual amount equal to the difference between the Fund’s Total Annual Fund Operating Expenses (not included Excluded Expenses) and the contractual caps to recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this [expense limitation] Agreement was in place.” Please confirm whether such reimbursement could cause the Fund to exceed its expense limitations in the year of reimbursement.

Response: The Registrant confirms that reimbursement of the Adviser under the Expense Limitation Agreement will not cause the Fund to exceed its expense limitations in the year of reimbursement.

4)	Comment: With respect to the Example, please confirm that the calculation of the cost of investing in the Fund over a period of 3 years is adjusted to reflect only the expense reimbursement or fee waiver arrangement for the period for which the expense reimbursement or fee waiver arrangement is expected to continue.

Response: The Registrant confirms that the calculation of the cost of investing in the Fund over a period of 3 years is adjusted to reflect only the expense reimbursement or fee waiver arrangement in effect through January 31, 2015.

5)	Comment: The following sentence in the second paragraph of the Principal Investment Strategies section contains a double parenthetical, which is inconsistent with the intent of the plain English rule. Consider revising.

“Under various circumstances where it may not be possible or practicable (that is, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (for instance tax diversification requirements that apply to the Fund but not the Index or the Adviser or Sub-Adviser is restricted from purchasing securities of a particular company)) to purchase all of the securities in the Index or amounts of such securities in proportion to their weighting in the Index, Guggenheim, in consultation with Transparent Value Advisors, LLC (“Transparent Value” or the “Sub-Adviser”), will utilize a sampling methodology.”

Response: The noted disclosure has been revised as follows:

“Under various circumstances, it may not be possible or practicable to purchase all of the securities in the Index or amounts of such securities in proportion to their weighting in the Index. Such circumstances include, but are not limited to: when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as tax diversification requirements that apply to the Fund but not the Index or when the Adviser or Sub-Adviser is restricted from purchasing securities of a particular company on behalf of the Fund). In these instances, Guggenheim, in consultation with Transparent Value Advisors, LLC (“Transparent Value” or the “Sub-Adviser”), will utilize a sampling methodology.”

6)	Comment: With respect to the following phrase “or the Adviser or Sub-Adviser is restricted from purchasing securities of a particular company” contained in the second sentence under the second paragraph of the Principal Investment Strategies section (set forth in Comment 5, above), please add “on behalf of the Fund” at the end of the referenced phrase.

Response: The requested language has been added to the revised disclosure, as indicated in Response 5, above.

7)	Comment: The first sentence of the third paragraph of the Principal Investment Strategies section states as follows:

“The Fund also may invest up to 20% of its net assets in common stocks and REITS not included in the Index, but which the Adviser, after consultation with the Sub-Adviser, believes will help the Fund track the Index, as well as in ETFs, futures, put and call options, interest rate, index and total return swap contracts, cash and cash equivalents.”

Please confirm whether the Fund will utilize interest rate swaps as part of its principal investment strategies.

Response: The Fund will not utilize interest rate swaps as part of its principal investment strategies. The reference to interest rate swaps has been removed.

8)	Comment: If the Fund will make performance information for the Fund available on its website, please disclose that fact in the Performance Information section.

Response: The following sentence has been added at the end of the Performance Information section: “Performance for the Portfolio is updated daily, monthly and quarterly and may be obtained online at www.transparentvalue.com or by calling 1-888-727-6885.”

Statement of Additional Information

9)	Comment: The third paragraph of the section entitled “Description of Permitted Investments – Non-Principal Strategies – Futures Contracts, Options and Swap Agreements – Short Sales”, contains the following sentence:

“Until the Fund closes its short position or replaces the borrowed security, the Fund may: (a) segregate cash or liquid securities at such a level that the amount segregated plus the amount deposited with the broker as collateral will equal the current value of the security sold short; or (b) otherwise cover the Fund’s short position by holding the security.”

Please confirm that the “amount deposited with the broker” excludes short sale proceeds.

Response: The noted disclosure has been revised as follows:

“Until a Fund closes its short position or replaces the borrowed security, a Fund may: (a) segregate or earmark on the books of the Fund cash or liquid securities at such a level that the amount segregated or earmarked plus the amount deposited with the broker as collateral (not including short sale proceeds held at the broker) will equal the current value of the security sold short; or (b) otherwise cover the Fund’s short position by holding the security.”

10)	Comment: The paragraph entitled “Lending” under the Investment Limitations – Non-Fundamental Policies section states as follows:

“Lending. Under the 1940 Act, a fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is as follows: the Fund may not make loans if, as a result, more than 33 1/3% of its total assets (including any loan collateral) would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) lend its securities.”

Please revise to indicate that the 33 1/3% limit applies to securities lending.

Response: The noted disclosure has been revised as follows:

“Lending. Under the 1940 Act, a fund may only make loans if expressly permitted by its investment policies. The Fund’s current investment policy on lending is as follows: a Fund may not make loans if, as a result, more than 33 1/3% (including any loan collateral) of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) lend its securities (subject to the 33 1/3% limit on its total assets (including any loan collateral) discussed above.”

11)	Comment: Please revise the following sentence contained in the second paragraph of the section entitled “The Adviser – Advisory Fees Paid to the Adviser” to be consistent with the corollary disclosure contained in the Fund’s prospectus:

“If at any point total annual Fund operating expenses (not including excluded expenses) are below the contractual caps, the Adviser may retain the difference between the total annual Fund operating expenses (not including excluded expenses) and the contractual caps to recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this agreement was in place.”

Response: The noted disclosure has been revised to be consistent with the following disclosure contained in the Fund’s prospectus:

“If, at any point, Total Annual Fund Operating Expenses (not including Excluded Expenses) are below the contractual caps, the Adviser is entitled to be reimbursed by the Fund in an amount equal to the difference between the Fund’s Total Annual Fund Operating Expenses (not including Excluded Expenses) and the contractual caps to recapture all or a portion of its prior fee reductions or expense reimbursements made during the preceding three-year period during which this Agreement was in place.”

In addition to the above changes, the Registrant will also, among other things, complete certain data points and make certain clerical changes to the Registration Statement.

* * *

Please feel free to contact the undersigned at 720.917.0983 should you have any questions.

Sincerely,

/s/ Rhonda A. Mills
Rhonda A. Mills, Esq.

cc:	Armen Arus, President, Transparent Value Trust
Sean	Graber, Morgan, Lewis & Bockius LLP

Appendix A

Transparent Value Trust

330 Madison Avenue, 10th Floor

New York, NY 10017

January 28, 2014

VIA EDGAR CORRESPONDENCE

Mr. Derek Newman

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Transparent Value Trust (the “Registrant”)
File	Nos. 033-159992; 811-22309

Dear Mr. Newman:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Armen Arus
Armen Arus
President